                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of July, 2016, the percentage of shares of the LMCG Global Multicap Fund (the "Fund") outstanding Shares registered to LPL Financial fell to 21.86% of the Fund's total outstanding shares and thus no longer controlled the Fund as of that date.